Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Pursuant to Article 157, Paragraph 4 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its shareholder and the market in general that as of this date, it has announced its projections for the year 2016 in accordance with the provision in item 11 (“Projections”) of the Reference Form as follows:

1 Includes units abroad ex-Latin America;

2 Includes endorsements, sureties and private securities;

3 Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds.

Note: The forecast does not include the effects of the CorpBanca’s transaction.

Information on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo (SP), February 2, 2016.

MARCELO KOPEL

Investor Relations Officer